FANT INDUSTRIES INC.


                                                    March 17, 1998



To Fellow Shareholders of HEI, Inc.

     As you know, we are offering to purchase 11.5% of the outstanding shares of HEI common stock at $8.00 per share in cash. Our offer represents a 25% PREMIUM over the closing price of the shares on March 16th and a 78% PREMIUM over the closing price on the day before our owner, Mr. Anthony J. Fant, began buying HEI shares in December. Upon completion of the offer, our group would own 29.6% of the outstanding shares of HEI.

     As we have said, we are making our offer in an effort to increase our ownership of HEI and gain control of the Board. In doing so, we are committed to putting HEI on the correct strategic path for growth. We are also committed to reforming a dilutive stock compensation system that has rewarded the Board and senior management in the face of poor operating results and stock market performance, including the dramatic decline of the stock price during 1997.

     Although certain obstacles must be removed before our offer can be completed, there are procedures available to HEI's Board of Directors to help remove them quickly. It is possible, however, that the Board will choose to stand in the way of our offer and your opportunity to take advantage of it. Indeed, the Board may spend the Company's money (that is to say, YOUR MONEY) on lawyers and bankers in trying to stop the offer.

     We believe that YOU, as shareholders of HEI, rather than HEI's Board of Directors, should have the power to decide whether our $8.00 per share cash tender offer is fair and in your best interest.

     TENDER YOUR SHARES NOW. Send a message to HEI's Board of Directors that this is YOUR COMPANY and YOUR CHOICE. The more shares tendered, the clearer the message.

     REMEMBER.  The Fant Industries offer gives you:

     - An immediate 25% cash premium over the recent market price of the shares

     - An opportunity (in the event of proration) to be a part of our revitalization of HEI as we seek to put it on the correct strategic path towards a prosperous future

     This is not a solicitation of proxies. Any proxy solicitation that we may sponsor will be conducted only in accordance with applicable laws.

     We urge you  to read  our Offer  to Purchase and  the related  materials
carefully.   If you  need further information or  any assistance in tendering your HEI shares, please contact:


     The Dealer Manager:                 The Information Agent:
      RJ STEICHEN & CO                 BEACON HILL PARTNERS, INC.
       (612) 341-6200                   Toll-Free (800) 253-3814
                                                     or
                                         Collect (212) 843-8500